UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

/X/	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2003

/ /	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM _______________ TO ______________

COMMISSION FILE NUMBER 333-89756

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE ALION SCIENCE AND TECHNOLOGY CORPORATION
EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

ALION SCIENCE AND TECHNOLOGY CORPORATION

10 West 35th Street Chicago, IL 60616 (312) 567-4000	1750 Tysons Boulevard Suite 1300 McLean, VA 22102 (703) 918-4480

Table of Contents

Page
Independent Auditors’ Report	3
Financial Statements:
Statements of Net Assets Available for Benefits, September 30, 2003 and 2002	4
Statements of Changes in Net Assets Available for Benefits, for the year ended September 30, 2003 and for the period from December 19, 2001 (date of inception) through September 30, 2002	5
Notes to Financial Statements	6
Supplemental Schedule
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	17
Signatures	18

Independent Auditors’ Report

ESOP Committee
Alion Science and Technology Corporation
      Employee Ownership, Savings and Investment Plan:

We have audited the financial statements and supplemental schedule of Alion Science and Technology Corporation Employee Ownership, Savings and Investment Plan (the Plan) as of September 30, 2003 and 2002, as listed in the accompanying table of contents. These financial statements and supplemental schedule are the responsibility of the Plan’s management.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2003 and 2002, and the changes in net assets available for benefits for the year ended September 30, 2003 and for the period from December 19, 2001 (date of inception) through September 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audit for the year ended December 31, 2003 was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of September 30, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
Chicago, Illinois
March 29, 2004

ALION SCIENCE AND TECHNOLOGY CORPORATION

EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN

Statements of Net Assets Available for Benefits
September 30, 2003 and 2002

	September 30, 2003
		ESOP
	Non-ESOP	Allocated	Unallocated	Total	Plan Total
Assets:
Cash and cash equivalents	$—	—	1,246,557	1,246,557	1,246,557
Investments:
Alion Science and Technology Corporation common stock	—	43,855,600	—	43,855,600	43,855,600
Mutual funds	13,955,008	—	—	—	13,955,008

Total investments	13,955,008	43,855,600	—	45,102,157	59,057,165
Receivables:
Employer contribution	268	—	—		268
Participant contributions	1,962	—	—	—	1,962
Participant loans	35,117	29,205	—	29,205	68,322

Total receivables	41,347	29,205	—	29,205	70,552

Total assets	13,996,355	43,884,805	—	45,131,362	59,127,717

Liabilities:
Stock subscription payable	—	—	1,246,557	1,246,557	1,246,557
Loan payable to Plan Sponsor	—	—	—	—	—

Net assets availabe for benefits	$13,996,355	43,884,805	—	43,884,805	57,881,160

[Additional columns below]

[Continued from above table, first column(s) repeated]

	September 30, 2002
		ESOP
	Non-ESOP	Allocated	Unallocated	Total	Plan Total
Assets:
Cash and cash equivalents	—	—	—	—	—
Investments:
Alion Science and Technology Corporation common stock	—	—	1,000	1,000	1,000
Mutual funds	—	—	—	—	—

Total investments	—	—	1,000	1,000	1,000
Receivables:
Employer contribution	—	1,300	—	1,300	1,300
Participant contributions	—	—	—	—	—
Participant loans	—	—	—	—	—

Total receivables	—	1,300	—	1,300	1,300

Total assets	—	1,300	1,000	2,300	2,300

Liabilities:
Stock subscription payable	—	—	—	—	—
Loan payable to Plan Sponsor	—	—	1,019	1,019	1,019

Net assets availabe for benefits	—	1,300	(19)	1,281	1,281

See accompanying notes to financial statements.

ALION SCIENCE AND TECHNOLOGY CORPORATION

EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN

Statements of Changes in Net Assets Available for Benefits
Year Ended September 30, 2003 and Period from December 19, 2001 (date of inception) through September 30, 2002

	Year Ended September 30, 2003
		ESOP
	Non-ESOP	Allocated	Unallocated	Total	Plan Total
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$514,196	13,136,308	—	13,136,308	13,650,504
Interest and dividends	106,833	4,105	—	4,105	110,938

Investment income	621,029	13,140,413	—	13,140,413	13,761,442

Contributions
Employer contributions	1,098,787	3,057,654	1,019	3,058,673	4,157,460
Participant contributions	4,464,135	1,755,635	—	1,755,635	6,219,770
Rollovers	7,210,289	25,937,949	—	25,937,949	33,148,238
Transfer of merged plan assets	742,750	51,566	—	51,566	794,316

Total additions	14,136,990	43,943,217	1,019	43,944,236	58,081,226

Deductions to net assets attributable to:
Benefits paid to participants	141,935	58,412	—	58,412	200,347
Repayment of loan to Company	—	—	1,000	1,000	1,000
Interest expense	—	—	—	—	—

Total deductions	141,935	58,412	1,000	59,412	201,347

Increase/(decrease) in net assets available for benefits	13,995,055	43,884,805	19	43,884,824	57,879,879
Net assets available for benefits:
Beginning of period	1,300	—	(19)	(19)	1,281

End of period	$13,996,355	43,884,805	—	43,884,805	57,881,160

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Period from December 19, 2001 (date of inception)
	through September 30, 2002
		ESOP
	Non-ESOP	Allocated	Unallocated	Total	Plan Total
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	—	—	—	—	—
Interest and dividends	—	—	—	—	—

Investment income	—	—	—	—	—

Contributions
Employer contributions	1,300	—	—	—	1,300
Participant contributions	—	—	—	—	—
Rollovers	—	—	—	—	—
Transfer of merged plan assets	—	—	—	—	—

Total additions	1,300	—	—	—	1,300

Deductions to net assets attributable to:
Benefits paid to participants	—	—	—	—	—
Repayment of loan to Company	—	—	—	—	—
Interest expense	—	—	19	19	19

Total deductions	—	—	19	19	19

Increase/(decrease) in net assets available for benefits	1,300	—	(19)	(19)	1,281
Net assets available for benefits:
Beginning of period	—	—	—	—	—

End of period	1,300	—	(19)	(19)	1,281

See accompanying notes to financial statements.

ALION SCIENCE AND TECHNOLOGY CORPORATION

EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

September 30, 2003 and 2002

(1)	Plan Description

The following is a general description of Alion Science and Technology Corporation Employee Ownership, Savings and Investment Plan (formerly known as Beagle Holdings, Inc. ESOP and 401(k) Plan and then as Beagle Holdings, Inc. Employee Ownership, Savings and Investment Plan) (the Plan). The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

(a)	General

Alion Science and Technology Corporation (formerly known as Beagle Holdings, Inc.) (the Plan Sponsor or the Company) established the Plan effective as of December 19, 2001. The Plan was subsequently amended and restated on May 31, 2002 and again on September 30, 2002. The Company amended the Plan on March 20, 2003, March 27, 2003, May 19, 2003, June 18, 2003, September 30, 2003, October 31, 2003, December 23, 2003 and March 25, 2004, to adopt the First, Second, Third, Fourth, Fifth, Sixth, Seventh and Eighth Amendments, respectively, to the Plan.

In October 2001, the Company, a for-profit S corporation, was incorporated in the state of Delaware for the purpose of purchasing substantially all of the assets and assuming certain liabilities of IIT Research Institute (IITRI), with the exception of those assets and liabilities associated with IITRI’s Life Sciences Operation (the Transaction).

The Plan operates as a tax exempt employee stock ownership plan (ESOP) with a 401(k) component (401(k)) (collectively KSOP) under the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA) and Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (IRC).

The Plan is administered by the ESOP Committee, which is comprised of seven persons appointed by the chief executive officer of the Company. As of September 30, 2002, two trusts were established under the KSOP. On December 19, 2001, the Beagle Holdings, Inc. Employee Ownership, Savings and Investment Trust (formerly known as Beagle Holdings, Inc. Stock Ownership and 401(k) Trust) (Beagle Trust) was established and on June 4, 2002, the Alion Science and Technology Corporation Employee Ownership, Savings and Investment Trust (Alion Trust) was established. As of September 30, 2002, the Beagle Trust held all shares of the Company’s common stock on behalf of the ESOP. Subsequent to the closing of the Transaction, the loan payable to the Plan Sponsor (see note 7) was repaid, and the Beagle Trust transferred all shares of the Company’s common stock to the Alion Trust. The Beagle Trust has been dissolved. An officer of the Company was the trustee for the Beagle Trust, and State Street Bank & Trust Company is the trustee for the Alion Trust. Principal Financial Group is the record keeper for the ESOP. The ESOP Committee is the trustee for the 401(k). On December 20, 2002, Fidelity Investments (Fidelity) was selected as record keeper and custodian for the 401(k).

The Plan purchased Company common stock using the proceeds of a $1,000 subscription loan payable (see note 7) from the Company. The loan was repaid on December 24, 2002. The common stock has been allocated to eligible employees’ accounts in accordance with applicable regulations under the IRC.

ALION SCIENCE AND TECHNOLOGY CORPORATION

EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

September 30, 2003 and 2002

The loan was collateralized by the unallocated shares of Company common stock. The lender would have had no rights against the shares if they had been allocated under the ESOP. Accordingly, the financial statements of the Plan as of September 30, 2003 and 2002 present assets and liabilities and changes therein pertaining to:

a. the accounts of employees with vested rights in allocated stock (Allocated); and

b. stock not yet allocated to employees (Unallocated).

(b)	Eligibility

Employees hired by the Company in conjunction with the Transaction were immediately eligible to participate in the Plan and receive Company contributions. Employees hired after the Transaction are immediately eligible to participate in employee contributions and become eligible to receive employer contributions after one year of employment. The number of employees participating in the Plan totaled 1,990 and three at September 30, 2003 and 2002, respectively.

(c)	Contributions

Participants may elect to contribute up to 60% of their eligible compensation, subject to statutory annual maximum limits. This maximum allowable contribution is adjusted each year for increases in the cost of living as provided in applicable IRC regulations. This annual limitation applies to all of an individual’s salary reduction contributions and similar contributions under this and other plans. A participant may not contribute more than 7% of his or her eligible compensation to the ESOP.

The Company makes a matching contribution of 100% of the first 3% and 50% of the next 2% of the eligible compensation contributed by each participant. The Company also makes a retirement plan contribution of 2.5% of the eligible compensation contributed by each participant consisting of 1% in stock (not participant directed) and 1.5% in cash (participant directed). The Company may also make an annual discretionary contribution to the Plan. Each plan year, the Company determines what portion of its profits, if any, it will contribute to the Plan. The Company made a discretionary contribution of $1,300 on December 20, 2002 effective for the 2002 plan year. During the 2003 plan year, Company contributions of $4,157,460 included $3,058,673 in shares of common stock of the Company and $1,098,787 in cash.

(d)	Participant Accounts

The ESOP Committee, as of each valuation date, allocates earnings (losses) in the ESOP to participant accounts so that the total of all participant account balances equals the fair market value of the ESOP trust fund as of each respective valuation date.

Each participant’s 401(k) account is credited with the participant’s contributions, the Company’s contributions, the participant’s share of plan earnings (losses) and appreciation (depreciation) from investment of such contributions, less administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

ALION SCIENCE AND TECHNOLOGY CORPORATION

EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

September 30, 2003 and 2002

(e)	Voting Rights

On matters involving the approval or disapproval of any Company merger or consolidation, recapitalization, reclassification, liquidation, dissolution, sale of substantially all of the assets of the Company, tender offer for, or other offer to purchase, the shares of the Company common stock or other such transactions prescribed by applicable regulation, each participant is entitled to exercise voting rights attributable to the ESOP shares allocated to the participant’s account and is to be notified by the trustee prior to the time that such rights are to be exercised. The trustee is to vote for any allocated shares for which instructions have not been received and any unallocated shares in accordance with ESOP Committee instructions. In all other circumstances, and except as limited by its fiduciary duties, the trustee is to vote all shares of common stock as directed by the ESOP Committee.

(f)	Vesting

Each eligible participant has an immediate, fully vested right to employee contributions and employer matching contributions. Other Company contributions to the Plan, and the earnings on such contributions, vest over a five-year period as follows:

•	25% vests after two years of service;

•	50% vests after three years of service;

•	75% vests after four years of service; and

•	100% vests after five years of service.

(g)	Investment Options

The Plan provides for various investments in mutual funds and Company common stock. As of September 30, 2003 and for the plan year then ended, there were 18 non-ESOP investment options available through Fidelity. The Plan uses the State Street Global Advisors Short-Term Investment Fund as the short-term investment option for the ESOP to hold contributions until the Plan can purchase common stock of the Company. All contributions and earnings (losses) for the ESOP are used to purchase shares of common stock of the Company. Participants are allowed to choose from the following Fidelity investments for the non-ESOP component of the Plan:

Fidelity Magellan

This fund invests primarily in common stocks of domestic and foreign issuers in either growth stocks or value stocks or both. The fund uses fundamental analysis of each issuer’s financial condition and industry position and market and economic conditions to select investments.

Fidelity Equity Income

This fund normally invests at least 80% of assets in equity securities, primarily in income-producing equity securities, which tends to lead to investments in large-cap value stocks. The fund may invest in other types of equity securities and debt securities, including lower-quality debt securities of domestic and foreign issuers.

ALION SCIENCE AND TECHNOLOGY CORPORATION

EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

September 30, 2003 and 2002

Fidelity Growth Company

This fund invests primarily in common stocks of domestic and foreign issuers that Fidelity Management & Research Company (FMR) believes offer the potential for above-average growth. Growth may be measured by factors such as earnings or revenue. FMR uses fundamental analysis of each issuer’s financial condition and industry position and market and economic conditions to select investments.

Fidelity Investment Grade Bond

FMR normally invests at least 80% of this fund’s assets in investment-grade debt securities of all types and repurchase agreements for those securities. FMR allocates assets across different market sectors and maturities. FMR analyzes a security’s structural features and current pricing, trading opportunities, and the credit quality of its issuer to select investments.

Fidelity Capital & Income

This fund invests mainly in equity and debt securities, including defaulted securities, with an emphasis on lower-quality debt securities. The fund invests in companies in troubled or uncertain financial condition and in domestic and foreign issuers.

Fidelity New Millennium

This fund invests primarily in common stocks of domestic and foreign issuers in either growth stocks or value stocks or both. FMR focuses on identifying industries and companies that will benefit from social and economic change by examining social attitudes, legislative actions, economic plans, product innovation, demographics and other factors, which can lead to investments in small and medium-sized companies.

Fidelity Low-Priced Stock

This fund normally invests at least 80% of assets in low-priced stocks (those priced at or below $35 per share), which can lead to investments in small and medium-sized companies. The fund may invest in stocks not considered low-priced. The fund may invest in domestic and foreign issuers in either growth or value stocks or both.

Fidelity Diversified International

This fund normally invests in non-U.S. securities, primarily in common stocks. FMR allocates investments across countries and regions considering size of the market in each country and region relative to size of the international market as a whole.

Fidelity Dividend Growth

This fund normally invests at least 80% of assets in equity securities, primarily in domestic and foreign issuers that FMR believes have the potential to pay dividends in the future.

Fidelity Freedom Income

This fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to a stable asset allocation strategy designed for investors already in retirement.

ALION SCIENCE AND TECHNOLOGY CORPORATION

EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

September 30, 2003 and 2002

Fidelity Freedom 2000

This fund invests in a combination of Fidelity equity, fixed-income, and money market funds and allocates its assets among these funds according to an asset allocation strategy targeted to investors who expected to retire around the year 2000. Having met its target date, Freedom 2000 continues becoming more conservative for 5-10 years, until the asset mix is approximately the same as Freedom Income Fund. Ultimately, the funds will merge.

Fidelity Freedom 2010

This fund invests in a combination of Fidelity equity, fixed-income, and money market funds and allocates its assets among these funds according to an asset allocation strategy targeted to investors expected to retire around the year 2010. Freedom 2010 continues becoming more conservative until the asset mix is approximately the same as Freedom Income Fund. Ultimately, the funds will merge.

Fidelity Freedom 2020

This fund invests in a combination of Fidelity equity, fixed-income, and money market funds and allocates its assets among these funds according to an asset allocation strategy targeted to investors expected to retire around the year 2020. Freedom 2020 continues becoming more conservative until the asset mix is approximately the same as Freedom Income Fund. Ultimately, the funds will merge.

Fidelity Freedom 2030

This fund invests in a combination of Fidelity equity, fixed-income, and money market funds and allocates its assets among these funds according to an asset allocation strategy targeted to investors expected to retire around the year 2030. Freedom 2030 continues becoming more conservative until the asset mix is approximately the same as Freedom Income Fund. Ultimately, the funds will merge.

Fidelity Freedom 2040

This fund invests in a combination of Fidelity equity, fixed-income, and money market funds and allocates its assets among these funds according to an asset allocation strategy targeted to investors expected to retire in the year 2040. Freedom 2040 continues becoming more conservative until the asset mix is approximately the same as Freedom Income Fund. Ultimately, the funds will merge.

Fidelity Retirement Government Money Market

This fund normally invests at least 80% of assets in U.S. Government securities, repurchase agreements for those securities and reverse repurchase agreements. FMR complies with industry standard requirements for money market funds regarding quality, maturity, and diversification of the fund’s investments.

Fidelity Spartan U.S. Equity Index

This fund normally invests at least 80% of assets in common stocks included in the S&P 500, which broadly represents the performance of common stocks publicly traded in the United States. FMR uses statistical sampling techniques based on such factors as capitalization, industry exposures,

ALION SCIENCE AND TECHNOLOGY CORPORATION

EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

September 30, 2003 and 2002

dividend yield, price/earnings ratio, price/book ratio, and earnings growth to select investments for the fund. The fund may also lend securities to earn income for the fund.

Fidelity U.S. Bond Index

This fund normally invests at least 80% of the fund’s assets in bonds included in the Lehman Brothers Aggregate Bond Index. FMR uses statistical sampling techniques based on duration, maturity, interest rate sensitivity, security structure and credit quality to select investments. FMR may also use other investment techniques discussed under the Investment Details section of the fund’s prospectus to increase or decrease the fund’s exposure to changing security prices or other factors that affect security values.

(h)	Loans to Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance, subject to certain restrictions. A participant may have no more than two loans outstanding at any time. All loans are amortized over a period not to exceed five years, except for loans to purchase or construct a primary residence which are permitted to be repaid over a maximum of fifteen years. Participant loans are secured by the balance in the participant’s account and bear interest at a rate equal to the prime rate published in The Wall Street Journal on the first business day in each calendar quarter, including loans that are made at any time during each respective calendar quarter. Principal and interest are paid ratably through payroll deductions.

(i)	Payment of Benefits

Non-ESOP Component

For any event that may result in a distribution of benefits, a participant’s benefit is distributed in a single, lump sum payment in cash and is recorded when paid.

ESOP Component

Distributions from the ESOP component of the Plan are made in the form of shares of common stock of the Company that must be immediately sold back to the Company.

The Company is legally obligated to repurchase shares of the Company’s common stock from terminating participants subject to specific rules regarding distributions.

Distribution of benefits as a result of retirement, death, and/or disability are paid in a single, lump sum cash payment or in substantially equal, annual cash payment installments not to exceed five years beginning on the earlier of:

ALION SCIENCE AND TECHNOLOGY CORPORATION

EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

September 30, 2003 and 2002

a. the first valuation of the Company’s common stock following the participant’s retirement, death, and/or disability, or

b. one year after the end of the Plan year in which the participant’s death, disability or retirement occurs.

Distribution of benefits as a result of resignation, dismissal, or layoff are paid in a single, lump sum cash payment or in substantially equal, annual cash payment installments not to exceed five years beginning on the earlier of:

a. the end of the sixth Plan year following the plan year in which the participant’s resignation, dismissal, or layoff occurs, or

b. the first valuation of the Company’s common stock following the participant’s sixty-fifth birthday.

(j)	Special Price Protection

Initial participants who were 55 years of age or older as of December 31, 2002 and who request a distribution at any time prior to January 1, 2008 due to the participant’s death or disability, or separation from service on or after reaching age 60, have the right to require the Company to purchase the stock allocated to their accounts at a price per share that is equal to the greater of:

a. $10.00, or

b. the then-current fair market value.

The special price protection provisions only apply to shares purchased in conjunction with the Transaction.

(k)	Diversification

Participants close to retirement have the opportunity to move part of the value of their investment in Company common stock into investments which are more diversified.

Any participant who is at least age 55 with 10 or more years of participation in the Plan may elect to diversify a portion of his or her ESOP account to other investment options. In each of the first five years thereafter, a participant may diversify up to 25% of the shares allocated to his or her account, less any shares previously diversified. In the sixth year, the percentage increases to 50%. Years of participation in the IITRI 401(a) and 403(b) plans before transfers to the ESOP do not count for purposes of diversification eligibility. Years of participation in the Human Factors Applications, Inc. Profit Sharing & 401(k) Plan are counted for purposes of diversification. (See note 8.)

(l)	Special Diversification

Beginning on October 1, 2007, and then in the first quarter of each year thereafter, all participants hired by the Company in conjunction with the Transaction will be permitted to diversify 10% of their ESOP account balance provided this does not violate any loan covenants in effect at the time.

ALION SCIENCE AND TECHNOLOGY CORPORATION

EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

September 30, 2003 and 2002

Participants hired after the Transaction are eligible for this diversification feature following five years of service with the Company.

(m)	Forfeitures

Non-vested ESOP account balances of $890 for terminated participants were reallocated to existing participants during the year ended September 30, 2003. Forfeitures of non-ESOP account balances of $1,789 for terminated participants were not reallocated.

Effective October 1, 2003, and for future plan years, all non-vested account balances of terminated participants will be used to reduce future Company contributions or to pay administrative expenses.

(n)	Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(o)	One-Time ESOP Investment Election

As a condition of the closing of the Transaction, employees of IITRI and Human Factors Applications, Inc., in a one-time ESOP investment election, contributed $25,754,081 to the ESOP to permit the Plan to acquire 100% of the Company’s common stock. On December 20, 2002, the Plan purchased 2,575,408 shares of the Company’s common stock at $10 per share, which, together with the 100 shares of Company common stock purchased by the Plan on December 19, 2001, represented 100% of the Company’s then-issued and outstanding common stock.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting and Use of Estimates

The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

(b)	Investment Valuation and Income Recognition

The common shares of the Company are valued at estimated fair value on September 30, 2003. The market value of the Company’s common stock for all purposes under the Plan is determined by the trustee based upon a valuation performed by an independent appraiser. Quoted net asset values are used to value the mutual funds. Participant loans are stated at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

(c)	Administration of Plan Assets

ALION SCIENCE AND TECHNOLOGY CORPORATION

EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

September 30, 2003 and 2002

The Plan’s assets, which consist of Company common stock, mutual funds and a contribution receivable, are held by the trustee of the ESOP, State Street Bank & Trust Company, and the record keeper and custodian of the non-ESOP component, Fidelity. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Administrative and trustee expenses are to be paid by the Plan. However, the Company may pay for administrative and trustee expenses at its own discretion. For the year ended September 30, 2003, all administrative and trustee expenses were paid by the Company.

(3)	Investments

The fair values of the investments representing five percent or more of the Plan’s net assets at September 30, 2003 and 2002 were as follows:

	2003	2002
Alion Science and Technology Corporation common stock	$43,855,600	1,000
Fidelity Retirement Government Money Market	6,634,216	—

Total	$50,489,816	1,000

During 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $13,650,504, as follows:

Mutual funds	$514,196
Alion Science and Technology Corporation common stock	13,136,308

$13,650,504

The Plan owns 100% of the outstanding common stock of the Company. The Plan’s investment in Company common stock has been delineated as follows:

2003
Alion Science and Technology Corporation common stock — number of shares	2,981,346

Cost	$30,729,244

Fair value	$43,855,600

ALION SCIENCE AND TECHNOLOGY CORPORATION

EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

September 30, 2003 and 2002

Information about the net assets, and the significant components of the changes in net assets relating to non participant-directed investments and participant-directed investments in Company stock, is as follows:

	September 30,
	2003	2002
Net Assets — Alion Science and Technology Corporation common stock	$43,855,600	$1,000

Year Ended
September 30, 2003
Changes in Net Assets:
Employer contributions	$3,057,654
Participant contributions	1,726,430
Rollovers	25,937,949
Transfer of merged plan assets	51,566
Interest and dividends	4,105
Net appreciation	13,136,308
Benefits paid to participants	(58,412)

$43,855,600

(4)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated September 11, 2003, that the Plan as amended through the Fourth Amendment, and related trust, are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(5)	Related-Party Transactions

The Plan holds Alion Science and Technology Corporation common stock. As Alion Science and Technology Corporation is the employer and plan sponsor, any transactions in its common stock qualify as party-in-interest transactions.

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the record keeper and custodian for the non-ESOP component of the Plan and, therefore, these transactions qualify as party-in-interest transactions.

ALION SCIENCE AND TECHNOLOGY CORPORATION

EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

September 30, 2003 and 2002

(6)	Risks and Uncertainties

The Plan provides for various investments in cash and cash equivalents, mutual funds, and the Company’s common stock. In general, such investment securities are exposed to various risks, such as significant world events, interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(7)	Loan Payable

On December 19, 2001, the Plan entered into a loan for $1,000 from the Company with an interest rate of 2.48% per annum. The proceeds of the loan were used to purchase 100 shares of Company common stock. Unallocated shares of Company common stock were the collateral for the loan. The original loan agreement provided for the loan to be repaid on the earlier of 9 months from the date of the loan agreement or 5 business days from the date of closing of the Transaction. The Plan accrued interest payable on the loan of $19 for the period from December 19, 2001 (date of inception) through September 30, 2002. On September 9, 2002, the repayment date in the loan agreement was extended to December 19, 2002, the day immediately preceding closing of the Transaction. The loan payable to Plan Sponsor was repaid on December 24, 2002.

(8)	Plan Merger

The Human Factors Applications, Inc. Profit Sharing & 401(k) Plan was merged with the Plan on December 24, 2002. As a result of the merger, $794,316 was transferred into the Plan.

(9)	Subsequent Event

On October 31, 2003, the Company acquired 100% of all the outstanding shares of Innovative Technology Solutions Corporation (ITSC). Effective December 31, 2003, the Innovative Technology Solutions Corporation's 401(k) Profit Sharing Plan and Trust was merged into the Plan. As a result of the merger, approximately $1.7 million was transferred into the Plan.

ALION SCIENCE AND TECHNOLOGY CORPORATION

EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
September 30, 2003

	(b)	(c)
	Identity of	Description of investments,		(e)
(a)	issuer/borrower,	including maturity date, rate	(d)	Current
Notes	lessor, or similar party	of interest, collateral, par, or maturity value	Cost	value
(1)	State Street Global Advisors	Short-term investment fund, 1,246,557 shares	$1,246,557	$1,246,557
(1)	Alion Science and Technology Corporation	Common stock, 2,981,345.9941 shares	30,729,244	43,855,600
	Fidelity Management Trust Company Mutual Funds:
(1)	Fidelity Magellan	Mutual fund	(2)	588,395
(1)	Fidelity Equity Income	Mutual fund	(2)	605,638
(1)	Fidelity Growth Company	Mutual fund	(2)	516,316
(1)	Fidelity Investment Grade Bond	Mutual fund	(2)	491,483
(1)	Fidelity Capital & Income	Mutual fund	(2)	182,786
(1)	Fidelity New Millenium	Mutual fund	(2)	425,951
(1)	Fidelity Low-Priced Stock	Mutual fund	(2)	1,067,371
(1)	Fidelity Diversified International	Mutual fund	(2)	364,255
(1)	Fidelity Dividend Growth	Mutual fund	(2)	596,029
(1)	Fidelity Freedom Income	Mutual fund	(2)	135,393
(1)	Fidelity Freedom 2000	Mutual fund	(2)	129,984
(1)	Fidelity Freedom 2010	Mutual fund	(2)	334,127
(1)	Fidelity Freedom 2020	Mutual fund	(2)	224,510
(1)	Fidelity Freedom 2030	Mutual fund	(2)	139,857
(1)	Fidelity Retirement Government Money Market	Mutual fund	(2)	6,634,216
(1)	Fidelity Spartan U.S. Equity Index	Mutual fund	(2)	400,762
(1)	Fidelity U.S. Bond Index	Mutual fund	(2)	1,088,931
(1)	Fidelity Freedom 2040	Mutual fund	(2)	29,004
	Participant loans	7 loans (interest rates ranging from 4.08% to 6.47%)	—	68,322

				$59,125,487

(1) Represents party-in-interest.

(2) Cost information omitted for participant-directed investments.

See accompanying independent auditors’ report.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ALION SCIENCE AND TECHNOLOGY CORPORATION EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN

By: /s/ John M. Hughes

Date: March 29, 2004

Name: John M. Hughes
Title: Chief Financial Officer